UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET,

VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

September 16, 2021

3.	NEWS RELEASE

The news release announcing this material change was issued on September 16, 2021 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on September 16, 2021 that its Board of Directors has approved a Normal Course Issuer Bid (“NCIB”). The Company will purchase for cancellation up to approximately 5% of the issued and outstanding shares as of September 16, 2021.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Under the NCIB, the Company will purchase for cancellation up to 3,810,464 common shares (“Shares”), representing approximately 5% of the 76,209,280 Shares issued and outstanding as of September 16, 2021.

Purchases under the NCIB will commence on September 24, 2021 and end no later than September 23, 2022. Purchases will be made from time to time at the then current market price of the Company’s Shares and all Shares purchased under the NCIB will be cancelled.

Shares will be purchased on the open market through the facilities of the NASDAQ Global Selection Market (“NASDAQ”) and alternative trading systems in the United States pursuant to Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Subject to certain exceptions for block purchases, daily repurchases under the program through the NASDAQ and alternative trading systems in the United States will not exceed 25 percent of the Company’s average daily trading volume for the four week period preceding the date of purchase. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under the program.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

General Counsel & Corporate Secretary

604-661-2658

9.	DATE OF REPORT

September 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 22, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary